Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

23 November 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Update on matters concerning Tabcorp Annual General Meeting

The Annual General Meeting of the Company is to be held on 27 November 2006.

Item 3(a) - Amendment of Constitution

Item 3(a) as set out in the Notice of Annual General Meeting concerned a proposed amendment to the Constitution of the Company relating to the eligibility of persons standing for election as directors of the Company.

The proposed amendment is conditional on the Company receiving all necessary written approvals from the relevant gambling regulators.

Not all of the gambling regulators have given their approval to the proposed amendment, having regard to the fact that certain existing probity processes may be reviewed in the future to enable a more streamlined process.

Accordingly, given that not all of the relevant gambling regulators have given their approval to the proposed amendment, the Board has determined that Item 3(a) as set out in the Notice of Annual General Meeting will not be put to the Annual General Meeting.

Item 3(b) will still be put to the Annual General Meeting.

Item 5 – Grant of Performance Options to the Managing Director and Chief Executive Officer

In relation to the proposed grant of performance options to the Managing Director and Chief Executive Officer of the Company, Mr Matthew Slatter, the Board has increased from 4% to 6.5% the normalised pre-non-recurring items earnings per share growth (compound annual rate of growth) figure which would need to be achieved to enable vesting of 80% of the EPS Hurdle Performance Options.

As set out in the Notice of Annual General Meeting, shareholders are being asked to approve the grant of 2,459,016 performance options to Mr Slatter.

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As explained in the Notice of Annual General Meeting, a Total Shareholder Return Hurdle will apply in respect of 1,229,508 performance options (the "TSR Hurdle Performance Options") and an EPS Growth Hurdle will apply in respect of the remaining 1,229,508 performance options (the "EPS Hurdle Performance Options"). Any out-performance at an applicable Test Date under the EPS Growth Hurdle will enable up to 50% of the TSR Hurdle Performance Options to vest. The achievement of the performance hurdles would be tested at six monthly intervals from 7 October 2009 to 7 October 2011, with the first Test Date being 7 October 2009.

The original EPS Growth Hurdle which was proposed would enable Mr Slatter to exercise 80% of the 1,229,508 EPS Hurdle Performance Options if, on a relevant Test Date, the normalised pre-non-recurring items earnings per share growth (compound annual rate of growth over the three to five year period (or part thereof) up to the applicable Test Date) ("EPS CAGR") was 4%. If the EPS CAGR was 8%, 100% of the EPS Hurdle Performance Options would vest. There would be a straight line vesting of the EPS Hurdle Performance Options between 4% and 8%. If the EPS CAGR exceeded 8%, this would enable up to 50% of the TSR Hurdle Performance Options to vest, with the number vesting being determined on a straight line basis between 8% and 12%, with 50% of the TSR Hurdle Performance Options vesting if the EPS CAGR at a relevant Test Date was 12% or more.

The Board has determined to increase the lower end of the EPS Growth Hurdle in light of views expressed by some shareholders.

The amended proposal would mean that the EPS CAGR at a Test Date would need to be 6.5% for 80% of the EPS Hurdle Performance Options to vest, and 8% for 100% of the EPS Hurdle Performance Options to vest. There will be a straight line vesting of the EPS Hurdle Performance Options between EPS CAGR of 6.5% and EPS CAGR of 8%. The out-performance arrangement for EPS CAGR between 8% and 12% as previously described will continue to apply. As set out in the Notice of Annual General Meeting, the performance options may vest progressively.

The value of each option based on the simulated version of the Black-Scholes method is $1.83. It is intended that no further offer of performance options will be made to Mr Slatter during the period prior to 30 June 2009.